EXHIBIT 99.3

Press Release

Surinam: Total and Apache Make Significant Discovery

in Block 58

Paris, January 7, 2020 – Total and Apache have made a material oil discovery with the Maka Central-1 well on Block 58 offshore Surinam, on trend with the prolific discoveries in the adjacent Stabroek block in Guyana.

The Maka Central-1 well was drilled by a water depth of about 1,000 meters and encountered more than 123 meters net pay of high-quality light oil and gas rich condensate net pay, in multiple stacked reservoirs in Upper Cretaceous Campanian and Santonian formations. Further drilling and testing will be carried out to appraise the resources and productivity of the reservoir.

“We are very pleased with this first significant oil discovery, made just after our entry into Block 58. The result is very encouraging and proves the extension of the prolific world-class Guyana Cretaceous oil play into Surinam waters,” said Kevin McLachlan, Senior Vice President Exploration at Total. “We are optimistic about the large remaining potential of the area still to be discovered and will test several other prospects on the same block.”

The Maka Central-1 exploration well was drilled by Apache as operator with 50% working interest and with Total as the JV partner with 50% working interest. The next exploration well will be drilled on the Sapaka West-1 prospect and the operatorship will be transferred to Total after completion of a third exploration well.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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